SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 1)

                                 METALINK, LTD.
                                (Name of Issuer)

                 Ordinary A Shares, par value NIS 0.10 par share
                         (Title of Class of Securities)

                                  M 69897 10 2
                                 (CUSIP Number)

                                  Tzvi Shukhman
                                  Metalink Ltd.
                               Yakum Business Park
                               Yakum 60972, Israel
                                 972-9-960-5388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. M 69897 10 2  13D/A                           Page 2 of 8


1.         NAME OF REPORTING PERSON                            Tzvi Shukhman

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X ]
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3.         SEC USE ONLY
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4.         SOURCE OF FUNDS                                    PF
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5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

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6.         CITIZENSHIP OR PLACE OF ORGANIZATION               Israel
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NUMBER OF  SHARES BENEFICIALLY OWNED BY  EACH REPORTING
PERSON WITH

7.     SOLE VOTING POWER                    -0-

8.     SHARED VOTING POWER             8,987,819*

9.     SOLE DISPOSITIVE POWER          -0-

10.    SHARED DISPOSITIVE POWER      8,987,819*

*(Includes 3,986,095 Ordinary Shares beneficially owned by Uzi Rozenberg)
-------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON


Tvzi Shukhman      8,987,819*

*(Includes 3,986,095 Ordinary Shares beneficially owned by Uzi Rozenberg


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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                 [ ]
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13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
           (11)                                     48.7%
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14.        TYPE OF REPORTING PERSON                               IN
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CUSIP No. M 69897 10 2  13D/A                           Page 3 of 8

1.         NAME OF REPORTING PERSON                            Uzi Rozenberg

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X ]
-------------------------------------------------------------------------------

3.         SEC USE ONLY
-------------------------------------------------------------------------------

4.         SOURCE OF FUNDS                                    PF
-------------------------------------------------------------------------------

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

-------------------------------------------------------------------------------

6.         CITIZENSHIP OR PLACE OF ORGANIZATION               Israel
-------------------------------------------------------------------------------
NUMBER OF  SHARES BENEFICIALLY OWNED BY  EACH REPORTING
PERSON WITH

7.     SOLE VOTING POWER                    -0-

8.     SHARED VOTING POWER             8,987,819*

9.     SOLE DISPOSITIVE POWER          -0-

10.    SHARED DISPOSITIVE POWER      8,987,819*

*(Includes 5,001,724 Ordinary Shares beneficially owned by Tvzi Shukhman)
-------------------------------------------------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON


Uzi Rozenberg        8,987,819*

*(Includes 5,001,724 Ordinary Shares beneficially owned by Tvzi Shukhman)


-------------------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                 [ ]
------------------------------------------------------------------------------

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
           (11)                                     48.7%
-------------------------------------------------------------------------------

14.        TYPE OF REPORTING PERSON                               IN
-------------------------------------------------------------------------------


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CUSIP No. 864221 10 2                   13D/A                       Page 4 of 8




Item 1.           Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the "Schedule 13D") relates to ordinary A shares, par value NIS 0.10 per share (the "Ordinary Shares"), of Metalink Ltd., an Israeli company (the "Company"). The principal executive offices of the Company are located at Yakum Business Park, Yakum 69072, Israel.

Item 2.           Identity and Background.

The names of the persons filing this statement are Tzvi Shukhman and Uzi Rozenberg (each, a "Reporting Person" and together, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

The Reporting Persons addresses are:

Tzvi Shukhman --   c/o Metalink Ltd., Yakum Business Park, Yakum 60972, Israel

Uzi Rozenberg --           35 Hachoresh Street, Kfar-Shemoryahu, Israel

Mr. Shukhman is the Chief Executive Officer and Chairman of the Board of Directors of the Company.

Mr. Rozenberg is a director of the Company. In addition, Mr. Rozenberg is the Chief Executive Officer and Chairman of the Board of USR Electronics Ltd., an Israeli company.

During the last five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

The Reporting Persons are citizens of the State of Israel.


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CUSIP No. 864221 10 2                   13D/A                       Page 5 of 8






Item 3.           Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by Mr. Shukhman in making the purchase of 30,470 Ordinary Shares referred to in Item 5(c) of page 2 hereof was approximately $61,330. The source of such funds was the personal funds of Mr. Shukhman.

Item 4.           Purpose of Transaction.

Mr. Shukhman has acquired the Ordinary Shares for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Mr. Shukhman is the Chief Executive Officer and Chairman of the Board of Directors of the Company, and Mr. Rozenberg is a member of the Board of Directors of the Company. Accordingly, the Reporting Persons will be in a position to influence the operations and activities of the Company.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of pages 2 and 3 of this statement on Schedule 13D are incorporated herein by reference. As of November 6, 2002, Mr. Shukhman beneficially owned 5,001,724 Ordinary Shares, or 27.1% of the total number of outstanding Ordinary Shares, and Mr. Rozenberg beneficially owned 3,986,095 Ordinary Shares, or 21.6% of the total number of outstanding Ordinary Shares (the percentages are derived from the Company's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on October 25, 2002).

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of pages 2 and 3 of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) During the past sixty days, Mr. Shukhman purchased, through open-market transactions executed on the Nasdaq National Market, 30,470 Ordinary Shares as follows:

Date              Shares   Price per Share  Aggregate price


10/29/02          4,950    $1.7253          $8,694.74
10/30/02          4,920    $1.8141          $9,078.97
10/31/02          4,900    $1.8912          $9,419.88
11/1/02           4,900    $1.9318          $9,618.82
11/4/02           5,400    $2.1539         $11,799.06
11/5/02           5,400    $2.3241         $12,718.14

Except as set forth in this Item 5, the Reporting Persons have not had any other transaction in the Ordinary Shares that were effected during the past sixty days.
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CUSIP No. 864221 10 2                   13D/A                       Page 6 of 8






Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Persons have entered into a voting agreement which provides that they will act in concert with respect to the nomination and election of directors.

Item 7.           Material to be Filed as Exhibits.

EXHIBIT NO.       DESCRIPTION

1.       Joint Filing Agreement, dated November 6, 2002.

2. Voting Agreement, dated as of August 11, 1999, between Tzvi Shukhman and Uzi Rozenberg. (Incorporated herein by reference to Exhibit 2 to the Registrant's Statement on Form 13D (No. 0201-4380) filed with the Securities and Exchange Commission on March 7, 2002.)


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CUSIP No. 864221 10 2                   13D/A                       Page 7 of 8






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2002


/s/ Tzvi Shukhman
Tzvi Shukhman


/s/ Uzi Rozenberg
Uzi Rozenberg





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CUSIP No. 864221 10 2                   13D/A                       Page 8 of 8






Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the Ordinary Shares of the Company is filed jointly on behalf of each such person.

Dated:   November 6, 2002


/s/Tzvi Shukhman
Tzvi Shukhman


/s/Uzi Rozenberg
Uzi Rozenberg